UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER RELEASES SECOND QUARTER 2010 RESULTS IN US GAAP

HIGHLIGHTS:

•	Embraer’s jet deliveries totaled 69 aircraft in the 2nd quarter 2010 (2Q10). As a result, Net sales for the period were US$ 1,354.3 million and Gross margin reached 21.4%;

•	2Q10 EBIT[1] and EBITDA[2] margins were 9.3% and 10.2% respectively - surpassing the 6% EBIT margin guidance and 7.5% EBITDA margin projection;

•	Positive operating cash generation of US$ 236.4 million in 2Q10 increased the Company’s net cash[3] position to US$ 658.7 million;

•	2Q10 Net income attributable to Embraer and Earnings per ADS totaled US$ 70.3 million and US$ 0.3884, respectively, compared to US$ 67.8 million and US$ 0.3750 in 2Q09;

•	Improvements seen in the commercial aviation market, resulting in new sales announcements during the month of July;

MAIN FINANCIAL INDICATORS:

	(in millions of U.S dollars, except % and per share data)
USGAAP	1Q10	2Q09	2Q10	YTD10
Net Sales	990.1	1,456.6	1,354.3	2,344.4
EBIT	57.4	174.7	125.7	183.1
EBIT Margin %	5.8%	12.0%	9.3%	7.8%
EBITDA	79.9	196.2	138.6	218.5
EBITDA Margin %	8.1%	13.5%	10.2%	9.3%
Net income attributable to Embraer	35.3	67.8	70.3	105.6
Earnings per share - ADS basic and diluted (US$)	0.1952	0.3750	0.3884	0.5836
Net Cash	458.6	52.2	658.7	658.7

GUIDANCE REVISION

•	The Company revised its 2010 Revenue Guidance from US$ 5 billion to US$ 5.25 billion;

•	As a consequence, EBIT and EBIT margin were also revised to US$ 340 million and 6.5%, respectively.

[1]	EBIT is a non-GAAP measure and is equal to the income from operations as presented in Embraer’s Income Statement and EBIT margin is equal to EBIT divided by Net Sales
[2]	EBITDA is a non-GAAP measure. For a more detailed information please refer to page 8.
[3]	Net cash is equal to Cash and cash equivalents plus Temporary cash investments minus Loans short-term and long-term.

São José dos Campos, August 2, 2010 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document as of and for the quarters ended June 30, 2009 (2Q09), March 31, 2010 (1Q10) and June 30, 2010 (2Q10), are derived from the unaudited financial statements, except where otherwise stated. For 2Q10, Embraer is also posting its financial statements in IFRS in this earnings release.

NET SALES AND GROSS MARGIN

Embraer delivered a total of 69 aircraft in 2Q10, for an accumulated total of 110 aircraft delivered during the first half of 2010 (1H10). As a result, Net sales for 1H10 totaled US$ 2,344.4 million. Considering the above, we believe Embraer is in line to meet its 2010 projected deliveries and Net sales revised guidance. The revenue mix of the first two quarters, in addition to the Company’s ongoing efforts to improve productivity and efficiency positively impacted operational results. In this line, Embraer’s Gross profit margin has been over 21% for both 1Q10 and 2Q10.

EBIT

The 2Q10 EBIT and EBIT margin were US$ 125.7 million and 9.3%, respectively. For 1H10, the accumulated Operating income margin was 7.8%, which is above the Company’s guidance. A strong focus on expenses resulted in a reduction of over US$ 22 million in total operating expenses for 1H10 compared to 1H09, despite a stronger Real. It is important to mention that a portion of the operating expenses are Real denominated and the appreciation of the Real against the US dollar impacted those expenses. The average Real to dollar exchange rate of 1H10 appreciated 18%, when compared to the average exchange rate of 1H09. R&D expenses totaled US$ 25.2 million for 2Q10, which coupled with the US$ 36.6 million R&D expense for 1Q10, total US$ 61.8 million for 1H10. While the company has been able to control R&D spending, all planned program development activities remain on track for the year. Selling expenses increased by 28.8% in 1H10 compared to 1H09. This increase is due mainly to the Company’s efforts to take advantage of market improvements to generate sales, continued efforts to develop and strengthen Embraer’s Customer support network for the Executive aviation market, as well as an increase in the total number of aircraft delivered. General & Administrative expenses totaled US$ 49.2 million for 2Q10 and was relatively stable when compared to the US$ 47.4 million in 2Q09, despite the appreciation of the Real.

NET INCOME

Net income attributable to Embraer and Earnings per ADS were US$ 70.3 million and US$ 0.3884, respectively for 2Q10. The Net margin achieved 5.2%, and was 0.5% higher than the Net margin for the same period of 2009.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

Embraer had significant positive cash generation during 2Q10 and the Company’s Net cash position for the period increased to US$ 658.7 million. Such cash generation comes mainly as a consequence of a strong financial result from operations, coupled with a reduction in inventories and an increase in Trade accounts payable.

	(in millions of U.S. dollars)

	2Q09	3Q09	4Q09	1Q10	2Q10	YTD10
OPERATING CASH FLOW	(62.2)	39.6	403.7	(46.1)	236.4	190.2
Less Additions to property, plant and equipment (CAPEX)	(18.3)	(33.5)	(21.1)	(13.6)	(16.5)	(30.1)

FREE CASH FLOW*	(80.5)	6.1	382.6	(59.7)	219.9	160.1

(*)	Free cash flow is a non-GAAP measure. Please refer to page 8 for a complete definition and reconciliation of Embraer’s use of non-GAAP measures.

Investments in capital expenditures totaled US$ 16.5 million in the quarter. 1H10 CAPEX investments totaled US$ 30.1 million. We expect this number to increase, as investments in this category will grow during the second semester of 2010, driven by the Legacy 450 & 500 development and investments in tooling and facilities to support these programs.

	(in millions of U.S. dollars)

Balance Sheet Data (in millions of U.S. dollars)	(1) 2Q09	(1) 1Q10	(1) 2Q10
Cash and cash equivalents	1,142.4	1,138.4	1,115.2
Temporary cash investments	727.0	1,143.8	1,060.6
Total cash position	1,869.4	2,282.2	2,175.8
Loans short-term	891.7	464.4	326.4
Loans long-term	925.5	1,359.2	1,190.7
Total loans position	1,817.2	1,823.6	1,517.1
Net cash *	52.2	458.6	658.7

*	Net cash = Cash and cash equivalents + Temporary cash investments - Loans short-term and long-term
(1)	Derived from unaudited financial information.

Total cash position at 2Q10 was US$ 2,175.8 million. Consistent with the Company’s strategy to pay short-term debt at maturity, Embraer paid off a portion of its short-term loans during 2Q10 and consequently Total loans decreased 16.8%, to US$ 1,517.1 million. The payment of such loans contributed to an improvement in the Company’s indebtedness profile and the average loan maturity increased by 9 months, to 5.8 years. Due to the increase in the average loan maturity, the cost of US$ denominated loans increased from 4.33% to 5% per year. On the other hand, the cost of Reals denominated loans decreased from 7.04% to 3.99% per year. As of the end of 2Q10, 15.8% of Total loans were denominated in Reals.

Maintaining a strong focus on its financial strategy has allowed the Company to continue achieving positive financial results during 2Q10. During this period, the financial results generated by such strategies totaled US$ 5.5 million, which when coupled with the US$ 8.7 million for 1Q10, total US$ 14.2 million for 1H10.

Cash allocation management continues to be one of the main tools to mitigate risks related to exchange rate fluctuation. In other words, by balancing the amount of cash allocated in Real denominated assets, the Company aims to neutralize, to a large extent, the exposures related to exchange rate. Of the current Total cash, in 2Q10, 45% was allocated in Real denominated assets, when compared to 48% during 1Q10.

OPERATIONAL BALANCE SHEET ACCOUNTS

Through adjustments made to the supply chain over the last 18 months, Embraer has consistently reduced its inventories and for 2Q10 an additional 4.8% reduction was achieved when compared to 1Q10 levels. Trade accounts payable grew to US$ 751.1 million in 2Q10, as the Company continues to optimize its supply chain and procurement activities, targeting inventory cycle reductions.

	(in millions of U.S. dollars)
Balance Sheet Data	(1) 2Q09	(1) 1Q10	(1) 2Q10
Trade accounts receivable	469.8	450.2	449.4
Customer and commercial financing	545.4	501.8	492.2
Inventories	2,874.6	2,359.0	2,246.1
Property, plant and equipment	748.0	743.9	743.9
Trade accounts payable	892.3	652.5	751.1
Advances from customers	1,488.7	1,224.8	1,183.7
Total shareholders’ equity	2,329.3	2,454.5	2,514.9

(1)	Derived from unaudited financial information.

Due to a lower level of actual sales throughout the first semester of 2010, Advances from customers experienced a slight decrease and reached US$ 1,183.7 million for 2Q10. Other accounts, including Property, plant and equipment, Trade accounts receivable and Customer and commercial financing remained relatively stable.

SEGMENT RESULTS

The Net sales mix by segment varied slightly from 1Q10, with a higher participation from the Commercial and Executive aviation segments, representing 60.9% and 14.4% of Net sales, respectively. This increase was compensated by a decrease in Net sales for the Defense, Others and Aviation Services segments, which, combined, represented 24.7% of Net sales in 2Q10, down from 35.4% in 1Q10. As mentioned during 1Q10, we expect Net sales for the Executive aviation segment to increase in participation for the second half of 2010, as the Company ramps up the production of the Phenom 300 and commences deliveries of the Legacy 650.

	(1) 1Q10		(1) 2Q09		(1) 2Q10		(1) YTD10
Net sales by segment	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Aviation	523.4	52.9	972.2	66.6	824.7	60.9	1,348.1	57.5
Defense	189.0	19.1	100.9	6.9	176.2	13.0	365.2	15.6
Executive Aviation	116.0	11.7	208.0	14.3	195.4	14.4	311.4	13.3
Aviation Services	142.1	14.3	151.3	10.4	138.2	10.2	280.3	11.9
Others	19.6	2.0	24.2	1.8	19.8	1.5	39.4	1.7

Total	990.1	100.0	1,456.6	100.0	1,354.3	100.0	2,344.4	100.0

COMMERCIAL AVIATION

Considering that there were 50 commercial aircraft delivered during 1H10, the Company is on target to meet its annual deliveries projections in this segment. In terms of aircraft demand, the effects of the recovery can also be perceived from the total number of Embraer’s on-going sales campaigns, which is considerably higher than in the last quarter of 2009, and, to some extent, have already materialized into concrete sales results, which were announced during this year’s Farnborough Airshow. As Paulo Cesar de Souza e Silva, Embraer’s Executive Vice President for Commercial Aviation, said, “Based on Embraer’s recent announcements and our ongoing discussions with customers, we are cautiously optimistic and in our view we can say that signs of a recovery are becoming more consistent for the Airline market”.

Deliveries	1Q10		2Q09	2Q10	YTD10
Commercial Aviation	21		35	29	50
ERJ 145	1		2	2	3
EMBRAER 170	3(2)	*	7	4	7(2)	*
EMBRAER 175	1		3	3	4
EMBRAER 190	12		16	15	27
EMBRAER 195	2		7	5	7

*	Deliveries identified by parenthesis were aircraft delivered under operating leases.

The recent firm orders announced during the month of July, for 35 EMBRAER 175s for Flybe and 2 EMBRAER 190s for Trip will be added to the backlog on the next quarter’s revision. The order announced for Brazilian airline Azul for 5 EMBRAER 195s was already included in the Company’s backlog as an undisclosed customer and therefore will not impact next quarter’s revision.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
ERJ 145 Family	890	—	890	885	5
EMBRAER 170	191	50	241	179	12
EMBRAER 175	137	179	316	129	8
EMBRAER 190	457	373	830	290	167
EMBRAER 195	94	70	164	54	40
E-JETS Family	879	672	1,551	652	227

TOTAL	1,769	672	2,441	1,537	232

EXECUTIVE AVIATION

Executive aviation deliveries in 2Q10 totaled 40 aircraft, among which 35 Phenom 100s, 4 Phenom 300s and 1 Lineage 1000. The increase in number of deliveries is primarily driven by the Phenom 100 aircraft, as well as the ramp up of the Phenom 300 production. The sales environment continues to be weak despite a consistent, but slow, recovery of the market. The number of aircraft with less than 10 years of operation that are available for sale in the marketplace continues to be over 850 units. This number has been slowly decreasing, off its peak of over 1,000 aircraft in 1Q09 and, as this decrease in available units continues, new aircraft sales are expected to recover.

Deliveries	1Q10	2Q09	2Q10	YTD10
Executive Aviation	19	19	40	59
Phenom 100	16	13	35	51
Phenom 300	1	—	4	5
Legacy 600	2	5	—	2
Lineage 1000	—	1	1	1

The Legacy 450 and 500 development program continues on track. In April the Company performed the first metal cut for the Legacy 500 prototype (a component which is part of the forward fuselage). As Luís Carlos Affonso, Embraer Executive Vice President, Executive Jets, said, “The first metal cut for the Legacy 500 executive jet is an important milestone in the program’s progress”. Currently, there are over 650 employees fully engaged in the development of these two new aircraft. The first flight of the Legacy 500 is planned for the second half of 2011.

The Company’s 2010 Net revenues guidance for the Executive aviation segment is US$ 1.1 billion. Embraer re-enforces its plan to meet this guidance, as through the second half of 2010 deliveries for the Phenom 300 continue to ramp up and Legacy 650 deliveries also commence.

DEFENSE

The defense market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including transportation of officials & authorities; training and light attack; intelligence, surveillance and reconnaissance systems; aircraft modernization; military transportation; and control systems and services. The segment continues to grow its share in the Company’s Net sales, going from 6.9% in 2Q09 to 13% in 2Q10.

As for the modernization programs, the test campaigns of the first prototype of the AMX, for the A-1M modernization program, are on-going. The first A-4 fighter from the Brazilian Navy Modernization Project is being modified at Embraer’s facilities in Gavião Peixoto and is running on schedule. The AEW India program is moving ahead as contracted and, in June, the second of three aircraft purchased had its fuselage joining performed.

The remaining five aircraft from the contract of 12 Super Tucano with the Chilean Air Force were delivered in the second quarter, finalizing the deliveries for this South American customer. Other airplanes were delivered to the Brazilian and Ecuadorian Air Forces during this quarter.

The KC-390 development program is moving ahead as planned and the preliminary studies phase has been successfully completed. As Embraer’s Executive Vice President for Defense Market, Orlando Jose Ferreira Neto, said “The KC-390 development continues on track, with first flight scheduled for 2014. The most relevant wind tunnel test campaigns have been concluded and we are very pleased with the achievements to date”. In July, the Brazilian Air Force announced its intention of making a future purchase of 28 KC-390 aircraft.

AVIATION SERVICES AND OTHER BUSINESSES

As Embraer’s worldwide fleet continues to grow, especially considering the large number of executive aircraft being delivered, the focus on strengthening and further developing the Company’s global Services footprint remains a priority. In May, Embraer’s Services coverage in Europe expanded when RUAG Aviation, an Embraer authorized service center, transferred its operations from Zurich Airport to two new locations: one in Oberpfaffenhofen, near Munich, Germany and the other in Geneva, Switzerland. These service centers will support the Legacy 600 scheduled and unscheduled maintenance activities. Embraer also named TAP Maintenance & Engineering as an authorized service center in Brazil, supporting the Company’s growing ERJ 145 family and E-jets fleet in the country. Furthermore, in June, Embraer also enhanced customer support activities in Asia Pacific. With this strategic decision, all parts and logistics support for the Company’s commercial and executive jets in the region will be managed from the Regional Distribution Center in Singapore. Enhancements include larger facilities for parts storage and offices, as well as additional capabilities to manage the growing fleet of executive jets in the region.

TOTAL BACKLOG

During 2Q10, Embraer delivered a total of 69 jets, and therefore the Company’s firm order backlog totaled US$ 15.2 billion at the end of 2Q10, equating to 3 years of current annual revenues. The following chart presents the Company’s backlog evolution.

2010 GUIDANCE REVISION

As previously mentioned, initial signs of a recovery have been observed since earlier this year and have continued through the first half of 2010. Certain specific market opportunities have presented themselves, particularly in the commercial aviation segment, and Embraer has been able to take advantage of some of these opportunities. Through the second half of 2010, Embraer expects that its delivery product mix will include aircraft that are in earlier stages of the learning curve, particularly the Phenom 300 and Legacy 650. Considering the above, the Company is revising its revenues projections for the year from US$ 5 billion to US$ 5.25 billion. Since overhead expenses are not expected to increase due to this additional revenue, EBIT margin guidance is also being revised from 6% to 6.5%. Hence, the revised EBIT guidance is US$ 340 million. Furthermore, EBITDA projection is also being revised from 7.5% to 8%. Capital investments and R&D expenditures projections remain unchanged at US$ 140 million and US$ 160 million respectively.

RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

We consider Free cash flow as the operating cash flow less capital expenditure related to additions to property, plant and equipment. Free cash flow is not a financial measurement of the Company under US GAAP. Free cash flow is presented because it is used internally as a measure to evaluate certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring the Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under US GAAP. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently than how Embraer has calculated this measure for purposes of its earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of the Company’s financial performance under US GAAP. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business, including financial operations. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under US GAAP. Other companies in the industry may calculate adjusted EBITDA differently than Embraer has for the purposes of its earnings releases, limiting adjusted EBITDA’s usefulness as a comparative measure.

	(in millions of U.S. dollars)
Adjusted EBITDA Reconciliation LTM* (USGAAP)	(1) 1Q10	(1) 2Q09	(1) 2Q10
Net Income Attributable to Embraer	307.2	213.9	309.6
Noncontrolling interest	16.6	7.2	18.1
Income tax benefit (expense)	(3.0)	162.0	(9.5)
Interest income (expense), net	(49.1)	249.1	(47.9)
Foreign exchange gain (loss), net	94.0	(55.1)	46.5
Depreciation and amortization	89.5	79.6	80.9
Adjusted EBITDA	455.2	656.7	397.7

(1)	Derived from unaudited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios	1Q10	2Q09	2Q10
Total debt to Adjusted EBITDA (1)	4.01	2.77	3.81
Net debt to Adjusted EBITDA (2)	(1.01)	(0.08)	(1.66)
Total debt to capitalization (3)	0.43	0.44	0.38
Adjusted EBITDA to interest expense (gross) (4)	4.04	6.56	3.75
Adjusted EBITDA (5)	455.2	656.7	397.7
Interest and commissions on loans (6)	112.9	100.1	106.5

(1)	Total debt represents short and long-term loans and financing.
(2)	Net debt represents cash and cash equivalents, plus temporary cash investments, minus short and long-terms loans and financing.
(3)	Total capitalization represents short and long-term loans and financing, plus shareholders’ equity.
(4)	Interest expense (gross) includes only interest and commissions on loans.
(5)	The table at the end of this release sets forth the reconciliation of net income to adjusted EBITDA, calculated on the basis of financial information prepared with U.S.GAAP data, for the indicated periods.
(6)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net account presented in Company’s consolidated Income Statement

FINANCIAL INFORMATION UNDER USGAAP

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S. dollars, except earnings per share)

	Three months ended on (1)		Six months ended on (1)
	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010
Gross sales
Domestic market	274.6	188.4	326.3	267.0
Foreign market	1,193.3	1,185.0	2,308.4	2,106.1
Sales deductions	(11.3)	(19.1)	(24.0)	(28.7)

Net sales	1,456.6	1,354.3	2,610.7	2,344.4

Cost of sales and services	(1,120.1)	(1,064.6)	(2,064.6)	(1,839.5)

Gross profit	336.5	289.7	546.1	504.9

Operating income (expenses)
Selling	(74.2)	(94.1)	(140.0)	(180.3)
Research and development	(48.1)	(25.2)	(94.3)	(61.8)
General and administrative	(47.4)	(49.2)	(84.4)	(84.3)
Other operating income (expenses), net	7.9	4.5	(25.5)	4.6

Income from operations	174.7	125.7	201.9	183.1

Interest income, net	8.8	7.7	6.9	19.5
Foreign exchange loss ,net	(49.8)	(2.2)	(53.0)	(5.3)

Income before income taxes	133.7	131.2	155.8	197.3

Income tax expenses	(63.4)	(56.9)	(108.7)	(84.7)

Net income	70.3	74.3	47.1	112.6

Net income attributable to the noncontrolling interest	(2.5)	(4.0)	(2.6)	(7.0)

Net income attributable to Embraer	67.8	70.3	44.5	105.6

Earnings per share (US$)
Basic and Diluted
Common	0.0938	0.0971	0.0614	0.1459
Weighted average shares (millions of shares)
Basic and Diluted
Common	723.7	723.7	723.7	723.7

Earnings per share - ADS basic and diluted (US$)	0.3750	0.3884	0.2457	0.5836

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Three months ended on (1)		Six months ended on (1)
	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	70.3	74.3	47.1	112.6
Adjustments to reconcile net income to cash from operating activities:
Depreciation	21.5	12.9	41.2	35.4
Allowance for doubtful accounts	1.6	2.5	2.6	4.4
Allowance (reversal) for inventory obsolescence	2.5	5.7	11.2	12.7
Gain (loss) on property, plant and equipment disposals	0.5	—	1.6	0.2
Accrued interest	6.9	(1.5)	9.2	(9.5)
Foreign exchange gain (loss), net	49.8	2.2	53.0	5.3
Deferred income taxes	(1.9)	45.5	36.7	69.5
Unrealized/realized losses (gains) on trading securities, net	(19.4)	(19.0)	(31.1)	(37.9)
Other	1.8	(3.3)	—	(6.5)
Changes in assets and liabilities:
Trade accounts receivable and customer and commercial financing, net	(26.7)	3.2	(38.9)	(89.6)
Collateralized accounts receivable	(1.3)	(0.2)	(2.1)	(20.1)
Inventories	186.0	107.2	(50.2)	81.6
Other assets	27.8	3.4	44.4	(41.3)
Trade accounts payable	(314.0)	98.9	(188.3)	156.8
Deferred revenue	6.5	4.9	10.6	10.7
Other payables and accrued liabilities	(26.6)	(32.9)	(201.5)	(51.5)
Accrued taxes on income	(46.3)	(0.9)	(43.4)	1.5
Contribution from suppliers	(18.5)	(24.6)	20.9	(45.3)
Taxes and payroll charges payable	88.0	(7.1)	76.5	(32.2)
Advances from customers	(79.9)	(38.8)	(112.0)	23.0
Contingencies	9.2	4.0	4.2	10.4

Net cash provided by (used in) operating activities	(62.2)	236.4	(308.3)	190.2

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	0.1	0.1	0.2	0.1
Court-mandated escrow deposits, net of withdrawals	—	(7.7)	(0.3)	(7.7)
Additions to property, plant and equipment	(18.3)	(16.5)	(49.2)	(30.1)
Purchase and sales of temporary cash investments, net (2)	(50.6)	67.9	(310.3)	(84.2)
Others	(2.8)	(0.1)	(2.0)	(0.1)

Net cash provided by (used in) investing activities	(71.6)	43.7	(361.6)	(122.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	303.2	133.9	478.4	163.9
Repayment of borrowings	(171.4)	(426.0)	(618.0)	(643.9)
Payments of capital lease obligations	(1.2)	(6.1)	(2.7)	(7.2)
Dividends and/or Interest on capital paid	—	(30.7)	—	(30.7)

Net cash provided by (used in) financing activities	130.6	(328.9)	(142.3)	(517.9)

Effect of exchange rate changes on cash	122.2	25.7	133.9	(27.4)

Increase (decrease) in cash and cash equivalents	119.0	(23.2)	(678.3)	(477.2)

Cash and cash equivalents, at beginning of period	1,023.4	1,138.4	1,820.7	1,592.4

Cash and cash equivalents, at end of period	1,142.4	1,115.2	1,142.4	1,115.2

(1)	Derived from unaudited financial information
(2)	Purchase and sales of temporary cash investments, represents the amount of cash that was transferred from cash and cash equivalents to temporary cash or vice-versa. Temporary Cash, are all investments that mature after 90 days, and as a result are marked to market.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

ASSETS	(1) As of March 31, 2010	(1) As of June 30, 2010
Cash and cash equivalents	1,138.4	1,115.2
Temporary cash investments	1,143.8	1,060.6
Trade accounts receivable, net	449.7	449.4
Collateralized accounts receivable	12.1	12.1
Customer and commercial financings	10.1	8.7
Inventories	2,352.8	2,240.4
Deferred income taxes	105.1	63.3
Other current assets	245.7	242.2

Total current assets	5,457.7	5,191.9

Trade accounts receivable	0.5	—
Collateralized accounts receivable	482.8	481.3
Customer and commercial financings	491.7	483.5
Inventories	6.2	5.7
Property, plant and equipament	743.9	743.9
Intangible assets	2.1	2.9
Goodwill	14.5	14.5
Investments	47.6	42.7
Deferred income taxes	269.5	271.9
Guarantee deposit	483.1	485.7
Other non-current assets	294.6	320.1

Total non-current assets	2,836.5	2,852.2

TOTAL ASSETS	8,294.2	8,044.1

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

LIABILITIES AND SHAREHOLDERS’ EQUITY	(1) As of March 31, 2010	(1) As of June 30, 2010
Loans and financing	464.4	326.4
Capital lease obligation	4.7	3.0
Non-recourse and recourse debt	132.6	133.2
Trade accounts payable	652.5	751.1
Advances from customers	792.1	844.5
Taxes and payroll charges payable	41.9	45.7
Accrued taxes on income	16.0	15.1
Deferred income taxes	12.0	6.6
Contingencies	13.6	15.4
Accrued dividends	116.9	85.0
Other payables and accrued liabilities	474.9	473.7

Total current liabilities	2,721.6	2,699.7

Loans and financing	1,359.2	1,190.7
Capital lease obligation	13.1	6.6
Non-recourse and recourse debt	363.9	361.6
Advances from customers	432.7	339.2
Contribution from suppliers	47.1	22.5
Taxes and payroll charges payable	402.5	404.0
Other payables and accrued liabilities (2)	296.6	288.1
Deferred income taxes	149.3	160.9
Contingencies	53.7	55.9

Total non-current liabilities	3,118.1	2,829.5

Company shareholders’ equity	2,364.6	2,424.2
Noncontrolling interest	89.9	90.7

Total shareholders’ equity	2,454.5	2,514.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,294.2	8,044.1

(1)	Derived from unaudited financial information.
(2)	Other payables and accrued liabilities account includes: Other payables, Other accrued liabilities, Derivative financial instruments, Deferred income and financial guarantees.

RECONCILIATION OF US GAAP AND IFRS

As stated in previous earnings releases, the Brazilian accounting standard is changing and IFRS will become Brazil’s new accounting standard. For 2Q10, Embraer is posting its financial statements in IFRS, in addition to the US GAAP financial statements. To facilitate the understanding of the main differences between these accounting standards as they related to the Company’s financial statements, we are including an explanation below.

R&D Expenditures under IFRS

According to the US GAAP, Embraer recognized all R&D expenses under Operating Expenses as incurred. By adopting IFRS, to comply with the new GAAP standards, the Company will capitalize all R&D expenditures related to product development as intangible assets and will amortize, as Cost of sales and services, in a pro rata basis by the total number of aircraft to be delivered in the series, as they are delivered. Therefore, for the transition to IFRS, a portion of R&D that was expensed over the years, for those aircraft in the series that have not been delivered yet, is being credited back to the Intangible account and will be expensed over time as these aircraft are delivered. Please see below the differences in the financial statements specifically related to this item for 2Q10.

	2Q10
2010 CONSOLIDATED STATEMENT OF INCOME	IFRS	US GAAP	Variance	MAIN DIFFERENCE (1)
	(in millions of U.S. dollars)
Cost of sales and services	(1,083.5)	(1,064.7)	18.8	Amortization of R&D related to program development as Intangible assets under IFRS.
Other operating income (expenses), net	(9.7)	4.5	14.2	R&D related to program development expensed under US GAAP vs. capitalized as intangible assets under IFRS.
Research and development	n/a	(25.2)	(25.2)	Allocation of R&D in different accounts.
(1) These explanations outline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

	2Q10
2010 CONSOLIDATED BALANCE SHEET	IFRS	US GAAP	Variance	MAIN DIFFERENCE (1)
	(in millions of U.S. dollars)
Intangible	722.7	2.9	(719.8)	Capitalization of all R&D expenses related to program development for aircraft not yet delivered.

(1)	These explanations outline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

Customer and commercial financing (CCF)

Under US GAAP, Embraer included all notes receivables originated from financed aircraft sales and all used aircraft owned by the Company in this account. By adopting IFRS, CCF will only account for all notes receivables originating from financed aircraft sales. Each used aircraft owned by Embraer will be accounted for in one of the following two accounts: Property, plant & equipment, if the aircraft is currently leased or available for lease to a customer or, if not, the aircraft value will be reported in the Company’s Inventories line. Such revision in methodology does not change the Company’s Total assets. Please see below the differences in the allocation of the items above between the financial statements, specifically related to this item for 2Q10.

	2Q10
2010 CONSOLIDATED BALANCE SHEET	IFRS	US GAAP	Variance	MAIN DIFFERENCE (1)
	(in millions of U.S. dollars)
Customer Commercial Financing	46.1	492.2	(446.1)
Inventories	2,370.5	2,246.1	124.4	Allocation of Embraer owned aircraft in different accounts.
Property, plant and equipament	1,137.7	743.9	393.8
(1) These explanations outline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

Financial Guarantees

Under US GAAP, the Company was required to account for all guarantees issued after January, 2003 (FIN 45). These guarantees were accounted for under the Other payables and accrued liabilities account. Under IFRS, all guarantees must be accounted for, including those from before January, 2003. Hence, the main difference in value comes from the different start year for considering financial guarantees. Such difference results in an increase of approximately US$ 124 million under IFRS standards. These financial guarantees will all be allocated into one newly created account named Financial Guarantees in the Balance sheet. As far as revenue recognition, under IFRS, the Company will provision a portion of the total sale amount, related to the fair value of the respective guarantees. These provisions will be recognized as revenues linearly throughout the term of the guarantee. Please see below the differences in the financial statements specifically related to this item for 2Q10.

	2Q10
2010 CONSOLIDATED STATEMENT OF INCOME	IFRS	US GAAP	Variance	MAIN DIFFERENCE (1)
	(in millions of U.S. dollars)
Net sales	1,357.9	1,354.3	(3.6)	Recognitions and provisions of financial guarantees.
(1) These explanations outline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.
	2Q10
2010 CONSOLIDATED BALANCE SHEET	IFRS	US GAAP	Variance	MAIN DIFFERENCE (1)
	(in millions of U.S. dollars)
Other payables and accrued liabilities	249.2	125.3	(123.8)	Financial guarantees allocated into newly created account named Financial Guarantees, under IFRS.

(1)	These explanations outline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

Deferred Taxes

With the adoption of IFRS, in addition to the differences in practice between both GAAPs, Income Tax benefits (expenses) will also be impacted by recording taxes resulting from unrealized gains or losses due to changes in the Real to US Dollar exchange rate over non-monetary assets. In IFRS, the deferred taxes amount is accounted for in the Balance sheet under the Deferred income taxes account, as in US GAAP. However, these amounts will be different in each GAAP, considering the difference in calculation mentioned above. Please see below the differences in the financial statements specifically related to this item for 2Q10.

	2Q10
2010 CONSOLIDATED STATEMENT OF INCOME	IFRS	US GAAP	Variance	MAIN DIFFERENCE (1)
	(in millions of U.S. dollars)
Income tax expenses	(66.50)	(56.80)	9.70	Differences in practice and inclusion of unrealized gains or losses due to exchange rate impacts over non-monetary assets.
(1) These explanations outline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.
	2Q10
2010 CONSOLIDATED BALANCE SHEET	IFRS	US GAAP	Variance	MAIN DIFFERENCE (1)
	(in millions of U.S. dollars)
Deferred Income Taxes	60.4	167.7	(107.3)	Differences in practice and inclusion of unrealized gains or losses due to exchange rate impacts over non-monetary assets.

(1)	These explanations outline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

`	Page 14

FINANCIAL INFORMATION UNDER IFRS EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A. CONSOLIDATED STATEMENTS OF INCOME (in millions of U.S. dollars, except earnings per share)

	Three months ended on (1)		Six months ended on (1)
	30 Jun, 2009	30 Jun, 2010	30 Jun, 2009	30 Jun, 2010
Net sales	1,460.6	1,357.9	2,618.1	2,349.9
Cost of sales and services	(1,135.4)	(1,083.5)	(2,092.2)	(1,868.9)

Gross profit	325.2	274.4	525.9	481.0

General and administrative	(47.4)	(49.2)	(84.4)	(84.3)
Selling	(74.2)	(93.6)	(139.6)	(179.7)
Other operating income (expenses), net	(5.9)	(9.7)	(53.1)	(24.1)

Income from operations	197.7	121.9	248.8	192.9

Interest expense	(36.6)	(35.4)	(73.9)	(58.4)
Interest income	39.2	34.1	71.4	67.0
Foreign exchange (loss) gain ,net	(44.6)	7.3	(42.4)	3.4

Income before income taxes	155.7	127.9	203.9	204.9

Income tax benefit (expense)	76.1	(66.5)	47.0	(116.5)

Net income	231.8	61.4	250.9	88.4

Atributable to:
Embraer shareholder’s	229.3	57.4	248.3	81.4
Noncontrolling interest	2.5	4.0	2.6	7.0
WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)	723,665	723,665	723,665	723,665

EARNINGS PER SHARE OF THE PERIOD (in U.S. $)	0.31686	0.07932	0.34311	0.11248

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars)

	Three months ended on (1)		Six months ended on (1)
	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (losses)	231.8	61.4	250.9	88.4
Adjustments to reconcile net income to cash from operating activities:
Depreciation	31.7	12.9	54.4	39.7
Amortization	27.4	31.3	49.4	50.5
Allowance for doubtful accounts	0.9	2.4	1.3	4.4
Allowance for inventory obsolescence	(3.4)	9.3	5.0	15.4
Deferred income taxes	(141.4)	55.1	(119.0)	101.3
Accrued interest	23.9	(3.6)	9.7	(9.4)
Foreign exchange gain (loss), net	53.7	0.4	51.7	(2.9)
Other	(0.9)	(2.0)	0.1	(0.1)
Changes in assets and liabilities:
Temporary cash Investments	(26.2)	38.3	(332.7)	(131.3)
Trade accounts receivable and customer and commercial financing,net	(30.2)	(4.5)	(2.9)	(61.4)
Collateralized accounts receivable	10.9	3.2	25.8	6.7
Inventories	196.3	103.7	(36.7)	77.5
Taxes recoverable	19.2	(12.6)	25.8	(51.1)
Other assets	57.7	28.9	80.0	32.1
Trade accounts payable	(312.3)	98.7	(187.2)	156.5
Collateralized accounts receivable	(1.3)	(1.7)	(2.1)	(12.7)
Taxes and payroll charges payable	2.3	1.5	8.9	1.5
Contingencies	(54.7)	0.3	(213.3)	10.6
Contribution from suppliers	(8.5)	(7.4)	37.4	(13.2)
Advances from customers	(87.1)	(36.0)	(130.7)	22.7
Deferred revenue	8.3	3.4	11.7	6.4
Financial Guarantees	(4.2)	(6.6)	(7.4)	(7.9)
Noncontrolling interest	2.4	(3.3)	0.6	(6.6)
Taxes recoverable	15.9	(7.7)	(2.7)	(29.5)
Other accounts payable	7.1	(17.6)	(3.0)	(47.6)

	19.3	347.8	(425.0)	240.0

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	0.4	0.1	0.6	0.1
Purchase and sales of temporary cash investments, net	—	(9.3)	—	(10.9)
Additions to property, plant and equipament	(36.9)	(15.1)	(132.6)	(78.5)
Additions to intangible assets	(55.9)	(41.2)	(103.4)	(80.9)
Cash restricted for construction of active	(0.3)	—	(2.0)	—

Net cash provided by (used in) investing activities	(92.7)	(65.5)	(237.4)	(170.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	(172.6)	(431.6)	(620.7)	(651.1)
Proceeds from borrowings	286.3	133.3	479.4	163.9
Dividends and/or Interest on capital paid	—	(33.0)	—	(33.0)

Net cash provided by (used in) financing activities	113.7	(331.3)	(141.3)	(520.2)

Effect of exchange rate changes on cash	78.6	25.7	86.8	(26.7)
Increase (decrease) in cash and cash equivalents	119.0	(23.2)	(716.9)	(477.2)
Cash and cash equivalents, at beginning of period	1,023.4	1,138.4	1,859.3	1,592.4
Cash and cash equivalents, at end of period	1,142.4	1,115.2	1,142.4	1,115.2
(1) Derived from unaudited financial information

EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A CONDENSED CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars)

ASSETS	(1) As of March 31, 2010	(1) As of June 30, 2010
Current assets
Cash and cash equivalents	1,138.4	1,115.2
Temporary cash investments	1,122.5	1,049.8
Financial instruments held for trading and held-to-maturity	21.2	10.8
Trade accounts receivable	449.9	449.7
Derivative financial instrumets	11.1	6.7
Customer and commercial financing	10.1	8.7
Collateralized accounts receivable	12.1	12.1
Inventories	2,475.4	2,364.8
Taxes recoverable	129.7	136.9
Other assets	83.3	81.5
Prepaid expenses	18.0	12.9

Total current assets	5,471.7	5,249.1

Non-current assets
Trade accounts receivable	0.5	—
Financial instruments held for trading and held-to-maturity	47.3	42.3
Customer and commercial financing	39.2	37.4
Collateralized accounts receivable	482.8	481.3
Derivative financial instrumets	13.2	18.8
Taxes recoverable	38.9	42.7
Guarantee deposits	483.4	485.9
Inventories	6.2	5.7
Other assets	147.4	157.4
Deferred income taxes	128.1	70.5
Property, plant and equipament	1,135.7	1,137.7
Intangibles assets	729.9	722.7

Total Non-current assets	3,252.6	3,202.4

TOTAL ASSETS	8,724.3	8,451.5

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A CONDENSED CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars)

LIABILITIES	(1) As of March 31, 2010	(1) As of June 30, 2010
Current liabilities
Loans and financing	469.1	329.4
Non-recourse and recourse debt	132.6	133.2
Trade accounts payable	655.0	754.0
Other payables	93.9	92.5
Contribution from suppliers	0.9	0.9
Advances from customers	792.1	844.5
Deferred income	110.0	114.9
Taxes and payroll charges payable	57.9	63.1
Other accrued liabilities	269.3	265.3
Derivative financial instrumets	0.9	—
Contingencies	13.6	15.4
Interest on own capital and dividends	116.9	101.8

Total current liabilities	2,712.2	2,715.0

Non-current liabilities
Loans and financing	1,368.9	1,194.0
Non-recourse and recourse debt	363.9	361.6
Other payables	25.7	23.9
Other accrued liabilities	49.5	49.6
Financial guarantees	253.5	249.2
Derivative financial instruments	3.3	1.3
Contribution from suppliers	47.1	22.5
Advances from customers	432.7	339.2
Taxes and payroll charges payable	402.5	404.0
Contingencies	53.6	55.8
Deferred income taxes	16.1	10.1
Deferred income	94.9	93.4

Total non-current liabilities	3,111.7	2,804.6

SHAREHOLDERS’ EQUITY
Statutory capital	1,438.0	1,438.0
Capital reserves	—	0.8
Earnings reserves	1,613.3	1,613.3
Treasury shares	(183.7)	(183.7)
Other comprehensive income	(57.1)	(27.2)
	2,810.5	2,841.2
Noncontrolling interest	89.9	90.7

Total company’s shareholders’ equity	2,900.4	2,931.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,724.3	8,451.5

(1)	Derived from unaudited financial information.

INVESTOR RELATIONS

André Gaia, Caio Pinez, Cláudio Massuda, Juliana Villarinho, Luciano Froes and Paulo Ferreira. (+55 12) 3927-4404, investor.relations@embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q10 Results in US GAAP on August 03, 2010. The conference call will also be broadcast live over the web at www.embraer.com/ir

(US GAAP)
Time: 11:00 (SP) / 10:00 (NY)

Telephones:

+1 800 860 2442 (North America)

+1 412 858 4600 (International)

+55 11 4688 6341(Brazil)

Code: Embraer

Replay Number: +55 11 4688 6312

Replay Code: 47374

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&FBovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2010, Embraer had a workforce of 16,781 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 15.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: CFO